SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)*

                         EASYLINK SERVICES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  277 84T 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                ROBERT S. FEIT, VICE PRESIDENT-LAW AND SECRETARY
             AT&T CORP., ONE AT&T WAY, BEDMINSTER, NEW JERSEY 07921
                                 (908) 221-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 28, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

----------
(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277 84T 101                  13D                    Page 2 of 5 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     AT&T CORP.
     IRS No. 13-4924710
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     NEW YORK
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF    2,423,980 (Number updated to reflect Company's 10-for-1 reverse stock split (the "Split") which occurred on January 23, 2002)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     - 0 -
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
               2,423,980
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

               - 0 -
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,423,980
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(1)


     5.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) AT&T's percentage ownership of the Issuer's Class A Common Stock has decreased solely as a result of the issuance of additional shares of Class A Common Stock by the Issuer.

CUSIP No. 277 84T 101                  13D                    Page 3 of 5 Pages


________________________________________________________________________________
Item 4.  Purpose of Transaction.

         As a result of the previous restructuring of the Indebtedness, AT&T currently owns 1,423,980 shares of the Issuer's Class A Common Stock (the "Shares") plus immediately exercisable warrants (the "Warrants") to purchase an additional 1,000,000 shares of the Issuer's Class A Common Stock at a price of $6.10 per share, and a Promissory Note of the Issuer in the stated principal amount of $10,000,000 (the "Note"). On February 27, 2003, AT&T and PTEK Holdings, Inc. ("PTEK") entered into a Share Purchase Agreement regarding the sale of the Shares to PTEK for $825,908 and a Note Purchase Agreement regarding the transfer of the Note for $3,174,092 and a warrant to purchase shares of PTEK Stock. Both Agreements were filed as exhibits to the 13D/A-1 filed by AT&T on March 6, 2003.

         On August 28, 2003, AT&T and PTEK entered into an Amendment to Share Purchase Agreement and Note Purchase Agreement ("the August 28, 2003 Amendment"). The August 28, 2003 Amendment modifies the terms of the two agreements referred to in this Item 4 and dated as of February 27, 2003. The August 28, 2003 Amendment is being filed as an exhibit to this filing.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) AT&T is the beneficial owner of the Shares and the Warrants. The Shares together with the Warrants represent approximately 5.6% of the total number of shares of the Class A Common Stock of the Issuer as of June 30, 2003. To the knowledge of the Reporting Person, none of the persons listed on
Schedule I hereto beneficially owns any shares of Common Stock or other securities of the Issuer.

     (b) AT&T maintains the power to vote or to direct the voting of, and the power to dispose of, or to direct the disposition of, the Shares.

     (c) Except as otherwise set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on
Schedule 1, has executed transactions in the Common Stock during the past 60 days.

     (d) Except for the Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         AT&T and the Issuer are parties to a Registration Rights Agreement dated as of June 1, 2001, with respect to the Shares. AT&T and the Issuer are also parties to an Accession Agreement dated November 27, 2001. Copies of these Agreements were filed as exhibits to AT&T's Form 13D filed with respect to the Shares on December 26, 2001.

         AT&T and PTEK are parties to a Share Purchase Agreement with respect to the Shares, as well as a Note Purchase Agreement. Both Agreements were filed as exhibits to a 13D Amendment filing on March 6, 2003.

         On August 28, 2003, AT&T and PTEK entered into the August 28, 2003 Amendment. The August 28, 2003 Amendment modifies the terms of the two agreements referred to in this Item 4 and dated as of February 27, 2003. The August 28, 2003 Amendment is being filed as an exhibit to this filing.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         1. Share Purchase Agreement between AT&T Corp. and Ptek Holdings, Inc. dated February 27, 2003 (incorporated by reference to Exhibit 1 to AT&T's Form 13D/A, filed March 6, 2003).

         2. Note Purchase Agreement between AT&T Corp. and Ptek Holdings, Inc. dated February 27, 2003 (incorporated by reference to Exhibit 2 to AT&T's Form 13D/A, filed March 6, 2003).

         3. Amendment to Share Purchase Agreement and Note Purchase Agreement between AT&T Corp. and Ptek Holdings, Inc. dated August 28, 2003.

         4. Letter from AT&T Corp. to Easylink Services Corporation, dated August 28, 2003.

________________________________________________________________________________

CUSIP No. 277 84T 101                  13D                    Page 4 of 5 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    August 28, 2003
                                        ----------------------------------------
                                                         (Date)


                                                  /s/  H. David Schwartz
                                        ----------------------------------------
                                                       (Signature)


                                                    Assistant Secretary
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 277 84T 101                  13D                    Page 5 of 5 Pages


                                   Schedule 1


David Dorman                    - Chairman and Chief Executive Officer
Betsy J. Bernard                - President
James W. Cicconi                - General Counsel and Executive Vice President -
                                    Law & Government Affairs
Nicholas S. Cyprus              - Vice President and Controller
Edward M. Dwyer                 - Vice President and Treasurer
Hossein Eslambolchi             - President - AT&T Labs & Chief Technology
                                    Officer
Robert S. Feit                  - Vice President - Law and Secretary
Mirian M. Graddick-Weir         - Executive Vice President - Human Resources
Thomas W. Horton                - Senior Executive Vice President and Chief
                                    Financial Officer
Frank Ianna                     - Executive Vice President
John Polumbo                    - President and CEO - AT&T Consumer
Constance K. Weaver             - Executive Vice President - Public Relations,
                                    Marketing and Brand




William F. Aldinger             - Director; Chairman and CEO, Household
                                    International, Inc.
Kenneth T. Derr                 - Director; Chairman of the Board, Retired -
                                    Chevron Texaco Corporation
M. Kathryn Eickhoff             - Director; President, Eickhoff Economics
                                    Incorporated
Frank C. Herringer              - Director; Chairman, Transamerica Corporation
Shirley A. Jackson              - Director; President, Rensselaer Polytechnic
                                    Institute
Jon C. Madonna                  - Director; Retired Chairman and CEO, KPMG
Donald F. McHenry               - Director; President, The IRC Group, LLC
Tony L. White                   - Director; Chairman, President and CEO, Applera
                                    Corporation

                                                                    Exhibit 99.1

                                    AMENDMENT
                                       to
                            SHARE PURCHASE AGREEMENT
                                       and
                             NOTE PURCHASE AGREEMENT


         This AMENDMENT (this "Amendment") to both the SHARE PURCHASE AGREEMENT (the "Share Purchase Agreement") and the NOTE PURCHASE AGREEMENT (the "Note Purchase Agreement"), each by and between AT&T CORP., a New York corporation ("Seller") and PTEK HOLDINGS, INC., a Georgia corporation ("Purchaser"), is entered into as of August 28, 2003.

                                    RECITALS:

     A. The parties hereto entered into the Share Purchase Agreement as of February 27, 2003 providing for the sale of 1,423,980 of the issued and outstanding shares of Class A common stock of EasyLink Services Corporation, a Delaware corporation (the "Company").

     B. The parties hereto entered into the Note Purchase Agreement as of February 27, 2003 providing for the sale of that certain promissory note in the original stated principal amount of $35,000,000 and dated as of January 31, 2001 issued by Swift Telecommunications, Inc., a New York corporation, in favor of Seller, as it was subsequently amended, restated, replaced and modified.

     C. The parties hereto desire to modify certain of the terms of the Share Purchase Agreement and the Note Purchase Agreement as provided herein.

     D. Any defined terms used herein but not defined herein shall have the meanings given in the Share Purchase Agreement or Note Purchase Agreement, as applicable.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

                    I. AMENDMENTS TO NOTE PURCHASE AGREEMENT

     1.1 Termination. Section 1.7 of the Note Purchase Agreement is hereby amended to change the date in the first line thereof from "December 31, 2003" to "December 31, 2004".

                   II. AMENDMENTS TO SHARE PURCHASE AGREEMENT

     2.1 Termination. Section 1.6 of the Share Purchase Agreement is hereby amended to change the date in the first line thereof from "December 31, 2003" to "December 31, 2004".

     2.2 Registration Statement. Section 2.2(g) of the Share Purchase Agreement is hereby deleted in its entirety and replaced by the following:

          (g) Holding Period of Shares; No Affiliation with Company. Seller's holding period for the Shares (calculated pursuant to Rule 144(d) under the Securities Act of 1933, as amended (the "Securities Act")) began on or before November 28, 2001, and Seller has held the Shares continuously since that date. Seller is not an affiliate (as defined in Rule 144(a)(1) under the Securities Act) of the Company.

     2.3 Private Placement of Shares. The Share Purchase Agreement shall be amended by adding the following new Section 2.1(f) to the end of Section 2.1:

          (f)  Private  Placement  of  Shares;   Sophistication  of  Purchaser.
          Purchaser acknowledges that the Shares are being sold to it pursuant to an exemption from registration under applicable federal and state securities laws and hereby represents and warrants that it (i) has the requisite knowledge and experience in investment and business matters to be capable of evaluating the merits and risks of an investment in the Shares and has relied on the Company's public filings in making its decision to purchase the Shares; (ii) is an "accredited investor" as defined in Rule 501 under Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"); (iii) understands that the Shares are being sold to Purchaser in reliance on the exemptions therefrom and state securities and similar laws and in reliance on the representations and warranties of Purchaser contained herein; (iv) is acquiring the Shares for its own account without a view to a distribution or resale thereof; and (v) understands that its ability to transfer the Shares is restricted under applicable state and federal securities laws.

     2.4 Schedules. Seller hereby provides Schedule 2.2(c) to each of the Note Purchase Agreement and Share Purchase Agreement, copies of which Schedules are attached to this Amendment.

                               III. MISCELLANEOUS

     3.1 No Other Amendment. Except as expressly provided in this Amendment, the Share Purchase Agreement and the Note Purchase Agreement shall each continue in full force and effect in accordance with their respective terms, without any amendment thereto.

     3.2  Counterparts.   This  Amendment  may  be  executed  in   two  or  more
counterparts, each of which shall be deemed to be an original and all of which shall constitute one in the same instrument.

     3.3 Governing Law. This Amendment and the rights and obligations of the parties hereto will be governed by the substantive laws of the State of New York without giving effect to the principals of conflict of laws of that state.

     IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on its behalf by its duly authorized officers as of the day and year first above written.

                                  SELLER:

                                  AT&T CORP.


                                  /s/   H. David Schwartz
                                  ___________________________________
                                  By:   H. David Schwartz
                                        Assistant Secretary



                                  PURCHASER:

                                  PTEK HOLDINGS, INC.


                                  /s/   Jeffrey Allred
                                  ___________________________________
                                  By:   Jeffrey Allred
                                        President

                 SCHEDULE 2.2(C) TO THE NOTE PURCHASE AGREEMENT

The representations and warranties of Seller contained in Section 2.2 are made subject to the following disclosure: As you are aware, pursuant to the Modification Agreement dated as of June 1, 2001, by and between Seller and the Company, Seller will promptly provide written notice and a transfer opinion or other evidence to the Company with respect to the sale of the Note in a private placement.

                 SCHEDULE 2.2(C) TO THE SHARE PURCHASE AGREEMENT

The representations and warranties of Seller contained in Section 2.2 are made subject to the following disclosure: As you are aware, pursuant to the Modification Agreement dated as of June 1, 2001, by and between Seller and the Company, Seller will promptly provide written notice and a transfer opinion or other evidence to the Company with respect to the sale of the Shares in a private placement.

                                                                    Exhibit 99.2


                                                           [AT&T Logo Omitted]




                                            August 28, 2003



Mr. Thomas Murawski
David Ambrosia, Esq.
Easylink Services Corporation
399 Thornall Street
Edison, NJ  08837

Re:  Promissory Note

Dear Messrs. Murawski and Ambrosia:

On June 1, 2003, EasyLink Services Corporation ("EasyLink") was required to make a payment in the amount of $769,230.77 plus all accrued interest to AT&T Corp. ("AT&T") pursuant to the Promissory Note (the "Note") issued by EasyLink to AT&T, effective June 1, 2001. Although AT&T has the right to immediately demand payment of all principal and interest under the Note, AT&T will forbear from demanding such payment provided that AT&T receives payment of $769,230.77 plus accrued interest through August 28, 2003 in the amount of $3,117,626 (for a total payment of $3,886,856.77) on or before September 12, 2003. AT&T expressly reserves all rights under the Note, at law, in equity and otherwise, including the right to demand payment of all principal and interest under the Note on an accelerated basis.

                                  Very truly yours,



                                  /s/   H. David Schwartz
                                  -----------------------------------
                                        H. David Schwartz